Filed by Eldorado Resorts, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Isle of Capri Casinos, Inc.

Commission File No.: 0-20538

ELDORADO RESORTS SECURES APPROVAL FROM THE WEST VIRGINIA

LOTTERY COMMISSION FOR ISLE OF CAPRI CASINOS TRANSACTION

Reno, Nev. (December 15, 2016) – Eldorado Resorts, Inc. (NASDAQ: ERI) (“Eldorado,” “ERI,” or “the Company”) announced today that it received approval from the West Virginia Lottery Commission for its pending acquisition of Isle of Capri Casinos, Inc. (NASDAQ: ISLE).

Eldorado Resorts operates the Mountaineer Casino Racetrack & Resort in West Virginia and the approval by the West Virginia Lottery Commission marks the first regulatory approval of the transaction. Eldorado and Isle of Capri are in the process of obtaining all necessary approvals for the planned transaction which is expected to close in the second quarter of 2017. The timing of the closing is subject to obtaining certain regulatory approvals and satisfying other customary closing conditions including approval by the shareholders of both companies.

About Eldorado Resorts, Inc.

Eldorado Resorts is a casino entertainment company that owns and operates seven properties in five states, including the Eldorado Resort Casino, the Silver Legacy Resort Casino and Circus Circus Resort Casino in Reno, NV; the Eldorado Resort Casino in Shreveport, LA; Scioto Downs Racino in Columbus, OH; Mountaineer Casino Racetrack & Resort in Chester, WV; and Presque Isle Downs & Casino in Erie, PA. For more information, please visit www.eldoradoresorts.com.

The Company recently announced that it has entered into a definitive merger agreement to acquire Isle of Capri Casinos, Inc. (NASDAQ: ISLE) for total consideration of $1.7 billion. Upon completion of the transaction, expected to occur in the second quarter of 2017, Eldorado will add 12 additional properties to its portfolio taking into account announced divestitures.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding our strategies, objectives and plans for future development or acquisitions of properties or operations, as well as expectations, future operating results and other information that is not historical information. When used in this press release, the terms or phrases such as “anticipates,” “believes,” “projects,” “plans,” “intends,” “expects,” “might,” “may,” “estimates,” “could,” “should,” “would,” “will likely continue,” and variations of such words or similar expressions are intended to identify forward-looking statements. Although our expectations, beliefs and projections are expressed in good faith and with what we believe is a reasonable basis, there can be no assurance that these expectations, beliefs and projections will be realized. There are a number of risks and uncertainties that could cause our actual results to differ materially from those expressed in the forward-looking statements which are included elsewhere in this press release. Such risks, uncertainties and other important factors include, but are not limited to: the timing of consummating a potential transaction between Eldorado and Isle; the ability and timing to obtain required regulatory approvals (including approval from gaming regulators) and satisfy or waive other closing conditions; the ability to obtain the approval of stockholders of Eldorado and Isle; the possibility that the merger does not close when expected or at all or that the companies may be required to modify aspects of the merger to achieve regulatory approval; Eldorado’s ability to realize the synergies contemplated by a potential transaction; Eldorado’s ability to promptly and effectively integrate the business of Eldorado and Isle;

uncertainties in the global economy and credit markets and its potential impact on Eldorado’s ability to finance the transaction; the outcome of any legal proceedings that may be instituted in connection with the transaction; the ability to retain certain key employees of Isle; the possibility of a material adverse change affecting Eldorado or Isle; the possibility that the business of Eldorado or Isle may suffer as a result of the announcement of the transaction; Eldorado’s ability to obtain financing on the terms expected, or at all; changes in value of our common stock between the date of the merger agreement and the closing of the merger; our substantial indebtedness and the impact of such obligations on our operations and liquidity; competition; our geographic concentration; sensitivity of our operations to reductions in discretionary consumer spending and changes in general economic and market conditions; governmental regulations and increases in gaming taxes and fees in jurisdictions in which we operate; risks relating to pending claims or future claims that may be brought against us; the effect of disruptions to our information technology and other systems and infrastructure; construction factors relating to maintenance and expansion of operations; our ability to attract and retain customers; weather or road conditions limiting access to our properties; the effect of war, terrorist activity, natural disasters and other catastrophic events; and competition to attract and retain management and key employees.

In light of these and other risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur. These forward-looking statements speak only as of the date of this press release, even if subsequently made available on our website or otherwise, and we do not intend to update publicly any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made, except as may be required by law.

Important Information for Investors and Stockholders

The information in this press release is not a substitute for the prospectus/proxy statement that Eldorado and Isle will file with the Securities and Exchange Commission (the “SEC”), which will include a prospectus with respect to shares of Eldorado common stock to be issued in the merger and a proxy statement of each of Eldorado and Isle in connection with the merger between Eldorado and Isle (the “Prospectus/Proxy Statement”). The Prospectus/Proxy Statement will be sent or given to the stockholders of Eldorado and Isle when it becomes available and will contain important information about the merger and related matters, including detailed risk factors. SECURITY HOLDERS OF ELDORADO AND ISLE ARE ADVISED TO READ THE PROSPECTUS/PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Prospectus/Proxy Statement and other documents that will be filed with the SEC by Eldorado and Isle will be available without charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to (1) Eldorado Resorts, Inc. by mail at 100 West Liberty Street, Suite 1150, Reno, Nevada 89501, Attention: Investor Relations, by telephone at (775) 328-0112 or by going to the Investor page on Eldorado’s corporate website at www.eldoradoresorts.com; or (2) Isle of Capri Casinos, Inc. by mail at 600 Emerson Road, Suite 300, Saint Louis, Missouri 63141, Attention: Investor Relations, by telephone at (314) 813-9200, or by going to the Investors page on Isle’s corporate website at www.islecorp.com. A final proxy statement or proxy/prospectus statement will be mailed to stockholders of Eldorado and Isle as of their respective record dates.

The information in this press release is neither an offer to sell nor the solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Proxy Solicitation

Eldorado and Isle, and certain of their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Eldorado is set forth in the proxy statement for Eldorado’s 2016 annual meeting of stockholders and Eldorado’s 10-K for the year ended December 31, 2015. Information about the directors and executive officers of Isle is set forth in the proxy statement for Isle’s 2016 annual meeting of shareholders and Isle’s Form 10-K for the year ended April 24, 2016. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.

Contact:
Thomas Reeg	Joseph N. Jaffoni, Richard Land
President and Chief Financial Officer	JCIR
Eldorado Resorts, Inc.	212/835-8500
775/328-0112	eri@jcir.com
investorrelations@eldoradoresorts.com

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